SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received from B3 S.A. – Brasil, Bolsa, Balcão, on January 24, 2018, the Official Letter No. 116/2018-SAE, as transcribed bellow, requesting clarification regarding the news published in the newspaper “Valor Econômico”, on January 24, 2018, under the heading: “In Davos, Eletrobras’ CEO talks about offers up to US$4 billions”.

Free translation of the Official Letter nº 116/2018-SAE

                           “Centrais Elétricas Brasileiras S.A. - Eletrobras

                                    At. Mr. Armando Casado de Araújo

                                    CFO and Investor Relations Officer

  Subject: Request for clarification on news published in the press

                                   Dear Officers,

In the news published by the newspaper “Valor Econômico”, on 01/24/2018, under the heading “In Davos, Eletrobras’ CEO talks about offers up to US$4 billion”, is stated, among other infformations, that the idealized capitalization by the company may raise between US$3 billions and US$ 4 billions in the financial market.

We request clarification on the item indicated, until 01/26/2018, with your confirmation or not, as well as other information considered important.”

Thus, in compliance with the Official Letter in reference, the Company hereby informs the following:

1.   The Company disclosed a Relevant Fact on November 29, 2017, which refers to the Official Letter 817/2017/GM-MME, that reffers to the Information Note No. 3/2017/AEPED/MME, which contains all the information that was provided to the Company by the controlling shareholder, Federal Government, regarding Eletrobras’ privatization;

2.   The Relevant Fact in reference and the documents referred to therein have been properly filed with the Securities and Exchange Commission - CVM, U.S. Securities and Exchange Commission - SEC, The New York Stock Exchange - NYSE and Madrid Stock Exchange - Latibex, as well as being available on Eletrobras’ website (www.eletrobras.com/ri);

MARKET ANNOUNCEMENT

3.   By the way, item 52 of the Information Note No. 3/2017/AEPED of the Ministry of Mines and Energy, which was widely disclosed on our website, states the following:

"Currently, disregarding the funds injected as an advance for future capital increase, the Federal Government, controls directly or indirectly, 75.4% of the 1,087,050,297 voting shares of Eletrobras (ELET3). In order for the Federal Government to hold less than 50% of the company's voting capital, a primary emission of approximately 553,036,344 new common shares would be required. Considering the value per share of R$ 20.25, registered on November 13, 2017, and that the transaction would be restricted to leaving the Federal Government with less than 50% of the voting capital, there would be an inflow of R$ 11.2 billion in the company. Part of the amount raised by the company with the emission would be used to pay the Federal Government for the new grants. It stands out that the size of the emission may go beyond the amount necessary to reduce the Federal Government's participation in the voting capital to less than 50%, depending on the needs of the company as defined by studies that will still be contracted.”

4.   That being, the amount referred to by the Company's Chief Executive Officer, in dollars, is an estimate that is supported by part of the Note transcribed above, as part of the material disclosed by the Company on November 29, 2017.

5.   We clarify that the implementation of the operation in reference depends on governmental authorizations, evaluation of the legal and regulatory authorizations that will be necessary, evaluation of the model to be adopted and compliance with the specific procedures, since it is a mixed capital and a publicly-held company,  with shares listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão), New York (NYSE) and Madrid (Latibex);

6.   The information officially available to the Company up to this date has been properly disclosed through channels established by applicable Brazilian and foreign laws.

Rio de Janeiro, January 25, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.